UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Alta Equipment Group Inc.

(Name of Issuer)

Common stock, $0.0001 par value

(Title of Class of Securities)

02128L106

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02128L106	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,058,865
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,058,865
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02128L106	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,058,865
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,058,865
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 02128L106	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,058,865
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,058,865

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,058,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 02128L106	Page 5 of 8 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the “Common Stock”), of Alta Equipment Group Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”) on May 19, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 5, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 22, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 23, 2024, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 9, 2024 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 3,058,865 shares of Common Stock for $37,631,043.16 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 32,805,359 shares of Common Stock issued and outstanding as of March 11, 2024, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2023. All of the share numbers reported herein are as of April 11, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 3,058,865 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 3,058,865 shares of Common Stock, or approximately 9.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 3,058,865 shares of Common Stock, or approximately 9.3% of the outstanding shares of Common Stock.

CUSIP No. 02128L106	Page 6 of 8 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from February 11, 2024 (the date 60 days prior to the filing of this Schedule 13D) to April 11, 2024 (the “Reporting Period”):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
02/14/2024	100	$15.0000
02/16/2024	6,900	$15.0000

The above-listed transactions were effected pursuant to the assignment of Put Options (as defined in Item 6), and the purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

3. Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period that are outstanding as of April 11, 2024. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale of Put Options	Sale Price per Underlying Share of Put Option ($)	Underlying Shares (#) (100s)	Strike Price per Share ($)	Put Option Expiration Date
03/05/2024	$0.9042	518	$10.00	07/19/2024
03/06/2024	$0.9000	430	$10.00	07/19/2024
03/07/2024	$0.8501	603	$10.00	07/19/2024
03/08/2024	$0.8500	450	$10.00	07/19/2024
03/11/2024	$0.8597	570	$10.00	07/19/2024
03/12/2024	$0.9000	400	$10.00	07/19/2024
03/12/2024	$2.3500	152	$12.50	07/19/2024
03/14/2024	$0.8500	312	$10.00	07/19/2024
03/14/2024	$2.3067	828	$12.50	07/19/2024
04/09/2024	$0.5508	320	$12.50	05/17/2024

CUSIP No. 02128L106	Page 7 of 8 Pages

Each Put Option gives the holder the right (but not the obligation) to sell to the Fund and require the Fund to purchase, on or before the expiration date, the number of underlying shares of Common Stock, at a purchase price per share equal to the strike price. If a Put Option is assigned (exercised) on or before its expiration date, the Fund must purchase the shares of Common Stock underlying such Put Option in exchange for the aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

4. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 02128L106	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 11, 2024

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Deven Petito
Deven Petito
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Deven Petito
Deven Petito
Management Committee Director

THOMAS E. LYNCH

/s/ Deven Petito
Deven Petito, attorney-in-fact